FINANCIAL INSTITUTION BOND FOR INVESTMENT FIRMS

HARTFORD FIRE INSURANCE CO.
Hartford plaza , Hartford, CT 06115
(herein referred to as the Underwriter)

Bond No. 04 FI 0288888-23

DECLARATIONS

Item 1.	Name of Insured (herein called	WELLESLEY ASSET MANAGEMENT, INC.
INSURED(S)):

	Principal Address:	20 WILLIAM STREET SUITE 310
WELLESLEY, MA 02481

Item 2.	Bond Period:	From 12:01 a.m. on 04/15/2023 To 12:01 a.m. on 04/15/2024

STANDARD TIME AT THE PRINCIPAL ADDRESS OF THE INSURED

Item 3.	The Aggregate Liability of the Underwriter during the Bond Period shall be $2,000,000

Item 4.	Subject to Sections 4 and 12 hereof the Single Loss Limit of Liability FOR Insuring Agreements (A)-FIDELITY (B)-ON PREMISES and (C)-IN TRANSIT is $2,000,000 and the Single Loss Deductible is $50,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert “Not Covered.”)

Amount applicable to:	Single Loss	Single Loss
	Limit of Liability	Deductible
Insuring Agreement (D) — FORGERY OR ALTERATION	$2,000,000	$50,000
Insuring Agreement (E) — SECURITIES	$2,000,000	$50,000
Insuring Agreement (F) — COUNTERFEIT CURRENCY	$2,000,000	$50,000

Optional Insuring Agreements and Coverages:

COMPUTER SYSTEMS FRAUD	$2,000,000	$50,000
TELEFACSIMILE INITIATED TRANSFER FRAUD	$NOT COVERED	$NOT COVERED
DESTRUCTION OF DATA OR PROGRAMS BY HACKER	$NOT COVERED	$NOT COVERED
DESTRUCTION OF DATA OR PROGRAMS BY VIRUS	$NOT COVERED	$NOT COVERED
VOICE INITIATED TRANSFER FRAUD	$NOT COVERED	$NOT COVERED

If “Not Covered” is inserted above opposite any specified insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto: SEE FORM GU207 (SCHEDULE OF RIDERS)

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Item 6.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) FI 02888882201 such termination or cancellation to be effective as of the time this bond becomes effective.

Item 7.	Premium: ☒ Annual: $5,799

04/11/2023
Authorized Representative	Date

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GU207
(6-78)

ENDORSEMENT

This endorsement, effective on 04/15/2023 at 12:01 A.M standard time, forms a part of

Policy No.	04 FI 0288888-23 of the HARTFORD FIRE INSURANCE CO.

Issued to	WELLESLEY ASSET MANAGEMENT, INC.

Ross Fisher, President

SCHEDULE OF RIDERS

FB00H04701	2/15	BOND BILLING STATEMENT
FI00H16600	6/07	FINANCIAL INSTITUTION BOND FOR INVESTMENT FIRMS DECLARATIONS PAGE
FI00H16900	6/07	FINANCIAL INSTITUTION BOND FOR INVESTMENT FIRMS
RN00U00100	5/93	IN WITNESS PAGE
FI00H17900	6/07	CLAIM EXPENSE
FI00H22800	6/07	COMPUTER SYSTEMS FRAUD INSURING AGREEMENT
FI00M06000	7/21	DECEPTION FRAUD (SOCIAL ENGINEERING) INSURING AGREEMENT - SUBLIMITED
FI00H20700	6/07	DELETE DATA PROCESSING COVERAGE
FI00M03600	11/14	ELECTRONIC MAIL INITIATED TRANSFER FRAUD INSURING AGREEMENT
FI00H18100	6/07	ERISA RIDER
FI00H25200	6/08	MAILING ADDRESS FOR NOTICE RIDER
FI00H30600	9/22	PRIVATE FUND RIDER WITH PORTFOLIO COMPANY EXCLUSION (FOR INVESTMENT FIRMS)
HG00H12900	10/16	U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL (“OFAC”)
HR00H09300	2/07	PRODUCER COMPENSATION NOTICE

Rev. Ed. Date (04/02)
GU 207 (6-78)

FINANCIAL INSTITUTION BOND FOR INVESTMENT FIRMS

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A)	Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss; and

(b)	to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES

(B)	(1) Loss of Property resulting directly from

(a)	robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b)	theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured while the Property is lodged or deposited within offices or premises located anywhere.

(2)	Loss of or damage to

(a)	furnishings fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office or attempt thereat, or by vandalism or malicious mischief, or

(b)	such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief,

provided that

(i)	the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(ii)	the loss is not caused by fire.

IN TRANSIT

(C)	Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(a)	a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

(b)	a Transportation Company and being transported in an armored motor vehicle, or

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(c)	a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(i)	records, whether recorded in writing or electronically, and

(ii)	Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(iii)	Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION

(D)	Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance on any Written, Original

(1)	Negotiable Instrument (except an Evidence of Debt),

(2)	Certificate of Deposit,

(3)	Letter of Credit,

(4)	Withdrawal Order,

(5)	receipt for the withdrawal of Property, or

(6)	instruction or advice purportedly signed by a customer of the Insured or by a banking institution which (a) bears a handwritten signature of any maker, drawer or endorser which is a Forgery; or (b) is altered, but only to the extent the Forgery or alteration causes the loss.

Actual physical possession of the items listed in (1) through (6) above by the Insured is a condition precedent to the Insured’s having relied on the Items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

SECURITIES

(E)	Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others

(1)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

(a)	Certificated Security,

(b)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

(c)	Evidence of Debt,

(d)	Instruction to a Federal Reserve Bank of the United States, or

(e)	Statement of Uncertificated Security

which

(i)	bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

(ii)	is altered, or

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(iii)	is lost or stolen;

(2)	guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney. Guarantee, or any items listed in (a) through (c) above;

(3)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

COUNTERFEIT CURRENCY

(F)	Loss resulting directly from the receipt by the Insured in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country.

GENERAL AGREEMENTS

NOMINEES

(A)	Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES
CONSOLIDATION, MERGER OR PURCHASE
OF ASSETS - NOTICE

(B)	If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets of liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

(a)	has occurred or will occur in offices or premises, or

(b)	has been caused or will be caused by an employee or employees of such institution, or

(c)	has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

(i)	give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

(ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

(iii)	upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF CONTROL – NOTICE

(C)	When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent. (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

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Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

REPRESENTATION OF INSURED

(D)	The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

JOINT INSURED

(E)	If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS
AGAINST INSURED - ELECTION TO DEFEND

(F)	The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 60 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a)	Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

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(b)	Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

(c)	Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	represented by an instrument issued in bearer or registered form;

(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d)	Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

(e)	1. Employee means

(a)	a natural person in the service of the Insured at any of the Insured’s offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

(b)	an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

(c)	a person provided by an employment contractor to perform employee duties for the Insured under the Insured’s supervision at any of the Insured’s offices or premises covered hereunder; and a guest student pursuing studies or duties in any of said offices or premises;

(d)	an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

(e)	each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 13. A Federal Reserve Bank or clearing house shall not be construed to be a processor.) and

(f)	a Partner of the Insured.

2. Employee does NOT mean any agent, broker, commission merchant, consignee, independent contractor or representative of the same general character not specified in (e) 1. above.

(f)	Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

(g)	Financial Interest in the Insured of the Insured’s general partner(s), or limited partner(s), means:

(1)	as respects general partners the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(a)	the “net worth” of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with

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adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(b)	the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such “net worth” adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2)	as respects limited partners the value of such limited partner’s investment in the Insured.

(h)	Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

(i)	Guarantee means a Written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(j)	Instruction means a Written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

(k)	Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(l)	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(m)	Negotiable Instrument means any writing

(1)	signed by the maker or drawer; and

(2)	containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(3)	is payable on demand or at a definite time; and

(4)	is payable to order or bearer.

(n)	Original means:

(1)	the first rendering or archetype and does not include photocopies of electronic transmission even if received and printed;

(o)	Partner means a natural person who:

(1)	is a general partner of the Insured, or

(2)	is a limited partner and an Employee (as defined in Section 1 (e) (1) of the bond) of the Insured.

(p)	Property means Money, Certificated Security, Uncertificated Security, Negotiable Instrument, Certificate of

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Deposit, documents of title, Acceptance, Evidence of Debt, security agreements, Withdrawal Orders, certificate of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

(q)	Statement of Uncertificated Security means a Written statement of the issuer of an Uncertificated Security containing:

(1)	a description of the Issue of which the Uncertificated Security is a part;

(2)	the number of shares or units:

(a)	transferred to the registered owner;

(b)	pledged by the registered owner to the registered pledgee;

(c)	released from pledge by the registered pledgee;

(d)	registered in the name of the registered owner on the date of the statement; or

(e)	subject to pledge on the date of the statement;

(3)	the name and address of the registered owner and registered pledgee;

(4)	a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5)	the date:

(a)	the transfer of the shares or units to the new registered owner of the shares or units was registered;

(b)	the pledge of the registered pledgee was registered, or

(c)	of the statement, if it is a periodic or annual statement.

(r)	Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(s)	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2)	of a type commonly dealt in on securities exchanges or markets; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(t)	Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.

(u)	Written when capitalized means expressed through letters or marks placed upon paper and visible to the eye.

EXCLUSIONS

Section 2. This bond does not cover:

(a)	loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D) or (E);

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(b)	loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c)	loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d)	loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

(e)	loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses; except when covered under Insuring Agreements (A), (D) or (E);

(f)	loss resulting from any violation by the Insured or by any Employee

(1)	of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2)	of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rule or regulations;

(g)	loss resulting directly or indirectly from the failure of a financial or depository, institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h)	loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i)	loss resulting directly or indirectly from transactions in a customer’s account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer’s account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j)	damages resulting from any civil, criminal or other legal proceeding in which the Insured is adjudicated to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;

(k)	loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

(1)	in obtaining credit or funds, or

(2)	in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, or

(3)	in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

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whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l)	loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m)	loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)	to do damage to the premises or property of the Insured, except when covered under Insuring Agreement (A);

(n)	loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such accounting unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

(o)	loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p)	loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

(q)	loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

(r)	loss of Property while

(1)	in the mail, or

(2)	in the custody of any Transportation Company, unless covered under Insuring Agreement (C), except when covered under Insuring Agreement (A);

(s)	potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t)	damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

(u)	all fees, costs and expenses incurred by the Insured

(1)	in establishing the existence of or amount of loss covered under this bond, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v)	indirect or consequential loss of any nature;

(w)	loss involving any Uncertificated Security except an Uncertificated Security or when covered under Insuring Agreement (A);

FI 00 H169 00 0607	© 2007, The Hartford	Page 9 of 14
04 FI 0288888-23 04/15/2023

(x)	loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y)	loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured’s general partner(s) or limited partner(s) and the Deductible Amount applicable to this bond, and then for the excess only;

(z)	loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa)	loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstance which if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter’s total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a)	The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b)	The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F, resulting from

FI 00 H169 00 0607	© 2007, The Hartford	Page 10 of 14
04 FI 0288888-23 04/15/2023

(a)	any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

(b)	any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c)	all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or (d) any on casualty or event not specified in (a),(b) or (c) preceding.

NOTICE/PROOF-LEGAL
PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a)	At the earliest practicable moment, not to exceed 60 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b)	Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c)	Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d)	Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e)	If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f)	This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

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04 FI 0288888-23 04/15/2023

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only of such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A).

ASSIGNMENT-SUBROGATION-RECOVERY- COOPERATION

Section 7.

(a)	In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b)	In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.

(c)	Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d)	Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall

(1)	submit to examination by the Underwriter and subscribe to the same under oath; and

(2)	produce for the Underwriter’s examination all pertinent records; and

(3)	cooperate with the Underwriter in all matters pertaining to the loss.

(e)	The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

ANTI-BUNDLING

Section 8.

If an Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contains a signature which is a Forgery or obtained through trick, artifice, fraud or false pretenses, the alteration or Counterfeit or signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

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04 FI 0288888-23 04/15/2023

LIMIT OF LIABILITY UNDER THIS BOND AND
PRIOR INSURANCE

Section 9. With respect to any loss set forth in subsection (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancellation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

OTHER INSURANCE OR INDEMNITY

Section 10. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (p) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP

Section 11. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 12. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond that exceeds or appears to exceed, twenty-five percent (25%) of the Single Loss Deductible Amount, whether or not the Underwriter is liable therefore. Upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 13. This bond terminates as an entirety upon occurrence of any of the following: - (a) 90 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

This bond terminates as to any Employee or any partner officer or employee of any Processor - (a) as soon as an Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

FI 00 H169 00 0607	© 2007, The Hartford	Page 13 of 14
04 FI 0288888-23 04/15/2023

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

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04 FI 0288888-23 04/15/2023

IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

HARTFORD FIRE INSURANCE COMPANY

HOME OFFICE – HARTFORD, CONNECTICUT

ADMINISTRATIVE OFFICES - HARTFORD, CONNECTICUT

(A STOCK INSURANCE COMPANY MEMBER OF THE HARTFORD)

Kevin Barnett, Secretary	Ross Fisher, President

RN 00 U001 00 0593
ILBP 83 01 11 88 UP
04 FI 0288888-23	04/15/2023

RIDER: 1

This rider, effective 12:01 am, 04/15/2023		forms part
of bond number	04 FI 0288888-23

issued to:	WELLESLEY ASSET MANAGEMENT, INC.

by:	HARTFORD FIRE INSURANCE CO.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

CLAIM EXPENSE

This rider modifies insurance provided under one of the following bond forms:

Financial Institution Bond For Banks

Financial Institution Bond For Insurance Companies

Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts

Financial Institution Bond For Investment Firms

1.	The attached bond is amended by adding to Insuring Agreement (A) Fidelity an additional coverage as follows:

CLAIM EXPENSE

Reasonable expense necessarily incurred and paid by the Insured in preparing any valid claim for loss caused by any dishonest or fraudulent act or acts of any of the Insured’s Employees, which loss exceeds the Single Loss Deductible applicable to Insuring Agreement (A) Fidelity. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated is limited to the amount stated under Item 2 of this Rider; it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent acts of one or more of the Employees and the liability of the Underwriter under the Claim Expense Coverage provided by this Rider shall be a part of and not in addition to the Aggregate Limit of Liability applicable to Insuring Agreement (A) under Item 3 of the Declarations.

2.	The Single Loss Limit of Liability for the coverage provided by this Rider shall be $15,000 Dollars,

3.	Paragraph (1) of Exclusion (u) of Section 2. of the Conditions and Limitations of the Financial Institution Bond For Banks, Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts Financial Institution Bond For Investment Firms or Paragraph (o)(1) of the Financial Institution Bond For Insurance Companies does not apply to the additional coverage provided by this Rider.

4.	Except as stated above, the coverage provided by this Rider is subject to all of the terms, conditions, agreements and limitations of the bond to which it is attached.

5.	This Rider applies to loss sustained at any time but discovered after 12:01 a.m. on 04/15/2023, standard time, at the Principal Address specified in Item 1 of the Declarations.

All other terms and conditions remain unchanged.

Ross Fisher, President

FI 00 H179 00 0607	© 2007, The Hartford	Page 1 of 1

RIDER: 2

This rider, effective 12:01 am, 04/15/2023		forms part
of bond number	04 FI 0288888-23

issued to:	WELLESLEY ASSET MANAGEMENT, INC.

by:	HARTFORD FIRE INSURANCE CO.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT

This rider modifies insurance provided under one of the following bond forms:

Financial Institution Bond For Insurance Companies

Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts

Financial Institution Bond For Investment Firms

1.	The attached bond is amended by adding an Insuring Agreement as follows:

COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent

(1)	entry of Electronic Data or Computer Program into, or

(2)	change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;

provided that the entry or change causes

(i)	Property to be transferred, paid or delivered,

(ii)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(iii)	an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2.	In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

(A)	Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(B)	Computer System means

(1)	computers with related peripheral components, including storage components wherever located,

FI 00 H179 00 0607	© 2007, The Hartford	Page 1 of 2

RIDER NO: 2

(2)	systems and applications software,

(3)	terminal devices, and

(4)	related communication networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved:

(C)	Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

EXCLUSIONS

(A)	loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

(B)	loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal.

(C)	loss resulting directly or indirectly from

(1)	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

(2)	failure or breakdown of electronic data processing media, or

(3)	error or omission in programming or processing;

(D)	loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who has authorized access to the customer’s authentication mechanism;

(E)	loss resulting directly or indirectly from the theft of confidential information.

SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

3.	The exclusion below, found in Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts and Financial Institution Bond For Investment Firms does not apply to the Computer Systems Fraud Insuring Agreement.

“loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);”

All other terms and conditions remain unchanged.

Ross Fisher, President

FI 00 H228 00 0607	© 2007, The Hartford	Page 2 of 2

ENDORSEMENT NO: 3

This endorsement, effective 12:01 am, 04/15/2023		forms part
of policy number	04 FI 0288888-23

issued to:	WELLESLEY ASSET MANAGEMENT, INC.

by:	HARTFORD FIRE INSURANCE CO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

DECEPTION FRAUD (SOCIAL ENGINEERING) INSURING AGREEMENT - SUBLIMITED

This endorsement modifies insurance provided under the following bond form:

Financial Institution Bond For Banks

Financial Institution Bond For Insurance Companies

Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts

Financial Institution Bond For Investment Firms

I.	The attached bond is amended by adding the following Insuring Agreement:

DECEPTION FRAUD

Loss resulting from the intentional misleading of an Employee to induce the Insured to part with Funds by someone pretending to be an Employee, Vendor or Customer subject to the limit of liability and deductible amount (if applicable) noted below.

Specific Aggregate Limit of Liability:	$15,000

Single Loss Deductible:	$5,000

Which amounts shall be part of, and not in addition to, the Aggregate Limit of Liability stated in Item 3. of the Declarations, and in no way shall serve to increase the Insurer’s Limit of Liability as therein stated.

If, separate from this endorsement, this bond includes a Telefacsimile Transfer Fraud and/ or Voice Initiated Transfer Fraud Insuring Agreement, then loss covered under such Insuring Agreement(s) shall not be covered under this Deception Fraud Insuring Agreement.

II.	Solely as used in this endorsement, Section 1. DEFINITIONS, of the CONDITIONS AND LIMITATIONS is amended to include the following defined terms:

●	Customer means an entity or individual for whom the Insured provides goods or services pursuant to a written agreement.

●	Funds mean Money, Certificated Securities or Uncertificated Securities in an Insured account or Customer account for which the Insured has legal liability.

●	Vendor means an entity or individual that sells goods or services to the Insured pursuant to a written agreement or pre-existing legitimate arrangement.

FI 00 M060 00 0721	© 2021, The Hartford	Page 1 of 2

ENDORSEMENT NO: 3

III.	Section 5.(b) NOTICE/PROOF-LEGAL PROCEEDINGS AGAINST UNDERWRITER of the CONDITIONS AND LIMITATIONS of this bond is amended to read as follows:

Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars. Moreover, with respect to coverage under the Deception Fraud Insuring Agreement, such proof of loss must include a copy of the instruction that was relied upon to cause the loss.

IV.	Section 7. ASSIGNMENT-SUBROGATION-RECOVERY-COOPERATION, of the CONDITIONS AND LIMITATIONS of this bond is amended to include the following:

With respect to coverage under the Deception Fraud Insuring Agreement, it shall be a condition precedent to coverage that the Insured assert any available claims, offsets or defenses against such Customer, Vendor, any financial institution or any other party to the transaction.

V.	The EXCLUSIONS section of the CONDITIONS AND LIMITATIONS of this bond is amended to include the following:

●	Loss resulting directly or indirectly from the intentional misleading of an Employee to induce the Insured to part with Funds by someone pretending to be an Employee, Vendor or Customer except if it’s covered by the following:

i.	Deception Fraud Insuring Agreement or

ii.	If, separate from this endorsement, the Telefacsimile Transfer Fraud and/ or Voice Initiated Transfer Fraud Insuring Agreement.

All other terms and conditions remain unchanged.

Ross Fisher, President

FI 00 M060 00 0721	© 2021, The Hartford	Page 2 of 2

RIDER: 4

This rider, effective 12:01 am, 04/15/2023		forms part
of bond number	04 FI 0288888-23

issued to:	WELLESLEY ASSET MANAGEMENT, INC.

by:	HARTFORD FIRE INSURANCE CO.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

DELETE DATA PROCESSING COVERAGE

This rider modifies insurance provided under one of the following bond forms:

Financial Institution Bond For Banks

Financial Institution Bond For Insurance Companies

Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts

Financial Institution Bond For Investment Firms

1.	The attached bond is amended:

(a)	by deleting the numbered paragraph beginning

“each natural person, partnership or corporation authorized by the Insured to perform services as Data Processor...”

from the definition of “Employee” in Section 1;

(b)	by deleting the following from the second paragraph of Section 13:

“or any partner, officer or employee of any Processor”

All other terms and conditions remain unchanged.

Ross Fisher, President

FI 00 H207 00 0607	© 2007, The Hartford	Page 1 of 1

RIDER: 5

This rider, effective 12:01 am, 04/15/2023		forms part
of bond number	04 FI 0288888-23

issued to:	WELLESLEY ASSET MANAGEMENT, INC.

by:	HARTFORD FIRE INSURANCE CO.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

ELECTRONIC MAIL INITIATED TRANSFER FRAUD INSURING AGREEMENT

This rider modifies insurance provided under the following bond forms:

Financial Institution Bond For Investment Firms

1.	This bond is amended by adding an Insuring Agreement as follows:

ELECTRONIC MAIL INITIATED TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities, in reliance upon a fraudulent instruction sent to the Insured through electronic mail, and:

(1)	which fraudulent instruction purports and reasonably appears to have originated from:

(a)	a Customer of the Insured, or

(b)	an Employee acting on instructions of such Customer, or

(c)	another financial institution acting on behalf of such Customer with authority to make such instructions;

but, in fact, was not originated by the party referenced in (a) – (c) above whose identification it bears; and

(2)	the sender of the fraudulent instruction verified the instruction with the required password(s), PIN(s), or other security code(s) of such Customer; and

(3)	the fraudulent instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and

(4)	for any transfer exceeding $$25,000, the instruction was verified by the Insured via a call-back to a predetermined telephone number set forth in the Insured’s written agreement with such Customer, or other verification procedure set forth in the Insured’s written agreement with such Customer and approved in writing by the Underwriter; and

(5)	the Insured preserved a contemporaneous record of the call back and of the instruction which verifies use of the authorized password(s), PIN(s) or other security code(s) of the Customer.

2.	Section 1, Definitions, of the CONDITIONS AND LIMITATIONS of this Bond is amended to include:

●	Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to transfer Funds, Certificated Securities or Uncertificated Securities in reliance upon electronic mail instructions transmitted to the Insured, and has provided the Insured with the names of persons and entities authorized to initiate such transfers, and with which the Insured has established a call-back verification mechanism, or other verification procedure approved in writing by the Underwriter.

FI 00 M036 00 1114	© 2014, The Hartford	Page 1 of 2

RIDER NO: 5

●	Funds means Money on deposit in an account.

3.	Section 2, Exclusions, of the CONDITIONS AND LIMITATIONS of this Bond is amended to include: This bond does not cover:

●	loss resulting directly or indirectly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities, in reliance upon a fraudulent instruction sent to the Insured through electronic mail, except when covered under the Electronic Mail Initiated Transfer Fraud insuring agreement;

●	loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer’s password(s), PIN(s) or other security codes;

●	loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet, unless:

(1)	each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or

(2)	the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured;

●	loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Electronic Mail Initiated Transfer Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

4.	Section 2, Exclusions, sub-paragraph (w), of the CONDITIONS AND LIMITATIONS of this Bond is deleted and replaced by the following:

(w)	loss involving any Uncertificated Security except an Uncertificated Security or when covered under Insuring Agreement (A); provided, however, that this exclusion does not apply to the Electronic Mail Transfer Fraud Insuring Agreement;

5.	It shall be a condition precedent to coverage under the Electronic Mail Transfer Fraud Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.

6.	Proof of loss for claim under the Electronic Mail Initiated Transfer Fraud Insuring Agreement must include a copy of the fraudulent electronic mail which was relied upon to initiate such transfer.

7.	For purposes of the Electronic Mail Transfer Fraud Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as a Single Loss.

8.	The Single Loss Limit of Liability provided by this rider shall not exceed $$1,000,000. Such liability shall be part of and not in addition to the Aggregate Limit of Liability of $$1,000,000. The Single Loss Deductible applicable to this coverage shall be $$25,000.

All other terms and conditions remain unchanged.

Ross Fisher, President

FI 00 M036 00 1114	© 2014, The Hartford	Page 2 of 2

RIDER: 6

This rider, effective 12:01 am, 04/15/2023		forms part
of bond number	04 FI 0288888-23

issued to:	WELLESLEY ASSET MANAGEMENT, INC.

by:	HARTFORD FIRE INSURANCE CO.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

ERISA RIDER

This rider modifies insurance provided under one of the following bond forms:

Financial Institution Bond For Banks

Financial Institution Bond For Insurance Companies

Financial Institution Bond For Non-Bank Lenders and Real Estate Investment Trusts

Financial Institution Bond For Investment Firms

1.	“Employee” as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

2.	If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

3.	In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

4.	If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

5.	The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

6.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

All other terms and conditions remain unchanged.

Ross Fisher, President

FI 00 H181 00 0607	© 2007, The Hartford	Page 1 of 1

RIDER: 7

This rider, effective 12:01 am, 04/15/2023		forms part
of bond number	04 FI 0288888-23

issued to:	WELLESLEY ASSET MANAGEMENT, INC.

by:	HARTFORD FIRE INSURANCE CO.

THIS RIDER/ENDORSEMENT CHANGES THE BOND/POLICY. PLEASE READ IT CAREFULLY.

AMEND MAILING ADDRESS FOR NOTICE RIDER/ENDORSEMENT

I.	Notice of Claim or Wrongful Act

A.	A notice of any Claim or Wrongful Act shall be given in writing to the following:

The Hartford
Hartford Financial Lines One Hartford Plaza Hartford, CT 06115

HFPClaims@thehartford.com
Fax: (917) 464-6000

B.	Where it is stated in the bond/policy or declarations page that a notice of any Claim or Wrongful Act shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115, it shall be deleted and replaced with the following:

Notice of any Claim or Wrongful Act shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza Hartford, CT 06115

HFPClaims@thehartford.com
Fax: (917) 464-6000

II.	All Other Notices

A.	All notices other than a notice of Claim or Wrongful Act shall be given in writing to the following:

The Hartford
Hartford Financial Lines One Hartford Plaza Hartford, CT 06115

HFPClaims@thehartford.com
Fax: (917) 464-6000

FI 00 H252 00 0608	© 2008, The Hartford	Page 1 of 2

RIDER NO: 7

B.	With the exception of notice of a Claim or Wrongful Act, where it is stated in the bond/policy or declarations page that a notice shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted and replaced with the following:

All notices other than a notice of Claim or Wrongful Act shall be given in writing to the following:

The Hartford
Hartford Financial Lines One Hartford Plaza Hartford, CT 06115

HFPExpress@thehartford.com
Fax: (866) 586-4550

All other terms and conditions remain unchanged.

Ross Fisher, President

FI 00 H252 00 0608	© 2008, The Hartford	Page 2 of 2

RIDER: 8

This rider, effective 12:01 am, 04/15/2023		forms part
of bond number	04 FI 0288888-23

issued to:	WELLESLEY ASSET MANAGEMENT, INC.

by:	HARTFORD FIRE INSURANCE CO.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

PRIVATE FUND RIDER WITH PORTFOLIO COMPANY EXCLUSION (FOR INVESTMENT FIRMS)

This rider modifies insurance provided under one of the following bond forms:

FINANCIAL INSTITUTION BONDS FOR INVESTMENT FIRMS

I.	The following parenthetical reference stated in Item 1 on the Declarations, “(herein called Insured)”, is deleted.

II.	CONDITIONS AND LIMITATIONS, Section 1. DEFINITIONS, of this Bond is amended in the following manner:

A.	The following definitions are added:

●	Insured means the Named Insured and any Private Fund Entity in existence as of the inception date of this Bond.

●	Investment Holding Company means a holding company or other acquisition vehicle formed by any other Insured for the purpose of a Private Fund holding an interest in a Portfolio Company, whether such interest is held directly or indirectly through one or more other holding company or acquisition vehicle.

●	Management Control means:

a.	owning interests representing more than 50% of the voting, appointment or designation power for the selection of a majority of the Board of Directors of a corporation, the members of the management board of a limited liability company, or the general partners of a limited partnership; or

b.	having the right, pursuant to a written contract or the by-laws, charter, operating agreement, partnership agreement or similar documents of an entity, to control the operation of such entity.

●	Named Insured means the entity named in Item 1 of the Declarations of this Bond.

●	Private Fund means a pooled investment vehicle created, formed, established, organized or capitalized directly or indirectly, partly or entirely, by the Named Insured.

●	Private Fund Entity means any of the following entities while such entity was or is under the Management Control of the Named Insured, whether directly or indirectly through one or more other Private Fund Entity:

(1)	Private Fund;

(2)	the entity general partner or entity managing member, or the functional equivalent thereof, of any Private Fund;

(3)	an Investment Holding Company; or

(4)	any blocker or feeder vehicle or other acquisition vehicle of any of any pooled investment vehicle described in paragraph (1) of this definition formed for the sole purpose of collecting or distributing funds or amounts.

However, Private Fund Entity shall not include any Portfolio Company, Special Purpose Acquisition Company or SPAC Sponsor.

●	Portfolio Company means:

FI 00 H306 00 0922	© 2022, The Hartford	Page 1 of 2

RIDER NO: 8

(1)	any entity, including a pooled investment vehicle (other than a Private Fund), during such time as a Private Fund directly, or a Private Fund indirectly through an Investment Holding Company, has or had an ownership or investment interest in such entity’s debt, equity securities or partnership interests; and

(2)	any other entity during such time as an entity described in paragraph (1) of this definition owns or owned more than 50% of the voting, appointment or designation power for the selection of a majority of the Board of Directors of such other entity.

●	SPAC Sponsor means any entity created, formed or established, directly or indirectly, partly or entirely, by an Insured, including its general partner, managing member or management company, or the functional equivalent, for the purpose of sponsoring and/or facilitating on behalf of the Insured, the creation, formation or establishment of a Special Purpose Acquisition Company.

●	Special Purpose Acquisition Company means a blank check company sponsored, created, formed or established, directly or indirectly, partly or entirely, by the SPAC Sponsor and capitalized, or proposed to be capitalized, by an initial public offering for the purpose of effecting a merger, amalgamation, capital stock or share exchange, asset acquisition, stock or share purchase, recapitalization, reorganization, or similar business combination with one or more businesses or entities.

III.	GENERAL AGREEMENTS, (B) ADDITIONAL OFFICES OR EMPLOYEES – CONSOLIDATION, MERGER OR PURCHASE OF ASSETS - NOTICE of this Bond is amended by deleting the second paragraph and replacing it with the following:

If during the Bond Period as set forth in Item 2 of the Declarations, an:

(1)	Insured acquires, consolidates or merges with another entity such that the Insured is the surviving entity, then coverage under this Bond shall extend to such entity but only with respect to loss sustained through acts or events committed or occurring after the effective date of such acquisition, consolidation or merger; or

(2)	Insured creates an entity general partner or entity managing member, or the functional equivalent, for the purpose of assuming Management Control of an existing pooled investment vehicle, other than a Private Fund, then coverage under this Bond shall extend to such:

(i)	newly created entity general partner or newly created entity managing member; and

(ii)	pooled investment vehicle;

but only with respect to loss sustained through acts or events committed or occurring after the effective date of such assumption of Management Control.

IV.	GENERAL AGREEMENTS of this Bond is amended by adding the following provisions:

CESSATION OF PRIVATE FUND ENTITY

If, before or during the Bond Period, an entity ceases to be a Private Fund Entity, coverage with respect to such entity shall continue until termination of this Bond but only with respect to loss sustained through acts or events committed or occurring prior to the date such entity ceased to be a Private Fund Entity and subject to the provisions of Section 3. DISCOVERY.

NEWLY CREATED INVESTMENT FUNDS

If, during the Bond Period, the Insured creates, establishes, organizes or capitalizes a Private Fund Entity, then such newly created, established, organized or capitalized Private Fund Entity shall be an Insured under this Bond.

All other terms and conditions remain unchanged.

Ross Fisher, President

FI 00 H306 00 0922	© 2022, The Hartford	Page 2 of 2

U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS

CONTROL (“OFAC”) ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the United States. Please read this Notice carefully.

The Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign countries and regimes, terrorists, international narcotics traffickers, those engaged in activities related to the proliferation of weapons of mass destruction, and other threats to the national security, foreign policy or economy of the United States. OFAC acts under Presidential national emergency powers, as well as authority granted by specific legislation, to impose controls on transactions and freeze assets under U.S. jurisdiction. OFAC publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted countries. It also lists individuals, groups, and entities, such as terrorists and narcotics traffickers designated under programs that are not country-specific. Collectively, such individuals and companies are called “Specially Designated Nationals and Blocked Persons” or “SDNs”. Their assets are blocked and U.S. persons are generally prohibited from dealing with them. This list can be located on OFAC’s web site at — http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is an SDN, as identified by OFAC, the policy is a blocked contract and all dealings with it must involve OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC.

HG 00 H129 00 1016	© 2016, The Hartford	Page 1 of 1

Producer Compensation Notice

You can review and obtain information on The Hartford’s

producer compensation practices at www.thehartford.com

or at 1-800-592-5717.

F-5267-0
HR 00 H093 00 0207	© 2007, The Hartford	Page 1 of 1
04 FI 0288888-23	04/15/2023

SECRETARY’S CERTIFICATE

I, Michael Miller, being duly appointed Secretary of the Board of Trustees of the Miller Investment Trust (the “Trust”), comprised of the Miller Convertible Bond Fund, Miller Convertible Plus Fund, Miller Intermediate Bond Fund and Miller Market Neutral Income Fund (each a “Fund” and, collectively, the “Funds”), duly certify and attest that, at a Board of Trustees meeting held on October 27, 2023, the following resolutions were unanimously adopted:

WHEREAS, the Trustees of Miller Investment Trust, including a majority of the Trustees who are not “interested persons” as that term is defined in the Investment Company Act of 1940, as amended, have reviewed the form of and coverage of Federal Insurance Company Policy No. 04 FI 0288888-23 in the amount of $2,000,000 (the "Fidelity Bond"), the type and amount of securities held by the Funds; and

WHEREAS, the custody and safekeeping of each Fund's securities are exclusively the obligation of Bank of New York Mellon (“BNY Mellon”), as Custodian for the Funds;

WHEREAS, no employee of the Funds or employee of the investment adviser has access to the Funds’ portfolio securities; and

WHEREAS, the amount of the coverage under such Fidelity Bond satisfies the amount required by Rule 17g-1(d)(1) promulgated under the Investment Company Act of 1940, as amended.

IT IS THEREFORE RESOLVED, that the amount, type, form and coverage of the Fidelity Bond as described above are reasonable and the Fidelity Bond is authorized and approved; and

FURTHER RESOLVED, that any officer of Miller Investment Trust is designated as the person who shall make the filings and give the notices required by Paragraph (h) of Rule 17g-1; and

FURTHER RESOLVED, that the officers of the Trust are authorized to make any payments, take any actions and execute any instruments that may be necessary or advisable to carry out the foregoing resolutions and the purpose and intent thereof.

/s/ Michael Miller____

Michael Miller

Secretary and Treasurer of the Trust and

President, Wellesley Asset Management, Inc.